Exhibit 99.1

PRESS RELEASE

All amounts expressed in US dollars

Reserves Grow Net of Depletion as Barrick’s Focus on Quality Orebodies Delivers Results

Toronto, February 10, 2022 – Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) replaced its depletion of gold mineral reserves by 150%, before acquisition and equity changes at South Arturo and Porgera, and improved the quality of its group reserve grade by 3% in 2021, the company’s annual reserve and resource declaration reported today. Reported at $1,200/oz1, attributable proven and probable mineral reserves now stand at 69 million ounces2 at 1.71g/t, increasing from 68 million ounces3 at 1.66 g/t in 2020.

President and chief executive Mark Bristow said in a sector feeling the pinch of dwindling reserves and resources, successful exploration continued to replenish the company’s asset base and target pipeline, securing its business plans well into the future.

“While we look closely at all new business opportunities, we believe finding our ounces is always better than buying them. That’s why we’re still discovering real value at the end of our drill bits,” he said.

The growth was led by the North America and Africa & Middle East regions, which contributed over 8.4 million ounces2 of attributable proven and probable reserve gains before depletion.

In North America, significant gains were driven by the completion of the updated feasibility study of the Goldrush underground project, which increased Goldrush’s attributable proven and probable mineral reserves by 3.6 million ounces2 to 4.8 million ounces2 at 7.29g/t. At the Turquoise Ridge complex, attributable proven and probable reserves increased by 1.4 million ounces2 before depletion, principally off the back of a revised geological model at Turquoise Ridge Underground.

In Africa, Bulyanhulu completed an updated underground feasibility study on the Deep West portion of the orebody, allowing us to increase attributable proven and probable reserves by 0.77 million ounces2 before depletion through the conversion of inferred mineral resources. Staying in Tanzania, a fully optimized integrated mine plan at North Mara has increased attributable proven and probable reserves by 1.1 million ounces2 before depletion. Our two Tier One4 mines in Africa also delivered strong results, with Kibali able to more than replace depletion of reserves and Loulo-Gounkoto replenishing 98% of depletion for the year.

Total attributable group gold resources, excluding the impact of disposition and equity changes mainly related to Lagunas Norte and Porgera, grew net of depletion, resulting in a 126% replacement of depletion. Mineral resources are reported inclusive of reserves and at a gold price of $1,500/oz1. Attributable measured and indicated gold resources for 2021 stood at 160 million ounces2 at 1.50g/t, with a further 42 million ounces2 at 1.3g/t of inferred resources.

The significant increase in attributable mineral resources was led by the Carlin complex in Nevada where a total of 0.91 million ounces2 of measured and indicated resources and 3.0 million2 ounces of inferred resources were added year-on-year. This was driven by two maiden inferred resource additions, with North Leeville delivering 0.43 million ounces2 at 11.5g/t and Ren contributing 0.76 million ounces2 at 7.3g/t on an attributable basis. Both projects represent future growth for the Carlin complex and drilling continues on both targets, with mineralization open in all directions. The remaining year-on-year growth in attributable mineral resources at the Carlin complex mainly came from the open-pits at Gold Quarry and South Arturo as well as the underground at Leeville and Rita K. Staying in

Nevada, the Turquoise Ridge complex also increased year-over-year attributable measured and indicated resources by 1.5 million ounces2 mainly off the back of a revised geological model at Turquoise Ridge Underground.

Copper mineral reserves for 2021 are estimated using a copper price of $2.75 per pound and mineral resources are estimated at $3.50 per pound, both unchanged from 2020.

Attributable proven and probable copper reserves were 12 billion pounds2 at an average grade of 0.38% in 2021. Attributable measured and indicated copper resources were 24 billion pounds2 at an average grade of 0.35%, and inferred copper resources were 2.1 billion pounds2 at an average grade of 0.2% in 2021. Mineral resources are reported inclusive of reserves.

Mineral resource management executive Rodney Quick said, “The geological improvements and remodeling are now starting to make a real impact. The incorporation and integration of mine design optimizations are also driving many of the mineral resource additions. A sound understanding of the geological orebody has been integrated with a better understanding of local variations in the geotechnical and metallurgical disciplines to produce integrated and optimized mine designs.”

Enquiries:

President and CEO	Senior EVP and CFO	Investor and Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+1 647 205 7694	+1 647 262 2095	+44 20 7557 7738
+44 788 071 1386	+44 779 771 1338	Email: barrick@dpapr.com

Website: www.barrick.com

Endnote 1

Unchanged from 2020.

Endnote 2

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven mineral reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 million tonnes grading 2.05 g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing 5,700 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.40 g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 million tonnes grading 1.3 g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 3

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2020. Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold. Complete mineral reserve and mineral resource data as of December 31, 2020 for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 34-47 of Barrick’s 2020 Annual Information Form/Form 40-F.

Endnote 4

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

BARRICK GOLD CORPORATION	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “future”, “estimated”, “represent”, “target”, “continues” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s ability to convert resources into reserves and future reserve replacement; potential mineralization and metal or mineral recoveries; and the potential for further growth at Nevada Gold Mines including at North Leeville and Ren.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with projects in the early stages of evaluation, and for which additional engineering and other analysis is required; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in the jurisdictions in which the Company or its affiliates do or may carry on business in the future; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; litigation and legal and administrative proceedings; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE